NEWS First Quarter 2020 Updated and Final Unaudited Condensed Financial Statements UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS Three months ended (in thousands of US$, except share and per share amounts) March 31, Dec 31, March 31, 2020 2019 (1) 2019 (1) Revenue : Product revenue $ 5,501 $ 5,054 $ 4,111 Other revenue 3,271 4,112 2,357 Total revenue 8,772 9,166 6,468 Cost of revenue Cost of product revenue 3,897 4,526 3,575 Cost of other revenue 373 332 574 Total cost of revenue 4,270 4,858 4,149 Gross profit 4,502 4,308 2,319 Operating expenses : Research and development 7,421 5,664 6,157 Sales and marketing 2,264 1,864 2,221 General and administrative 2,605 2,374 1,913 Total operating expenses 12,290 9,902 10,291 Operating loss (7,788) (5,594) (7,972) Financial income (expense): Interest income (expense), net (3,491) (3,110) (1,976) Change in fair value of embedded derivative (5,621) — — Convertible debt amendment 1,399 — — Foreign exchange gain (loss) 675 (822) 322 Loss before income taxes (14,826) (9,526) (9,626) Income tax expense (benefit) 443 (374) (17) Loss $ (15,269) $ (9,152) $ (9,609) Attributable to : Shareholders of the parent (15,269) (9,152) (9,609) Minority interests — — — Basic loss per ADS ($0.64) ($0.38) ($0.41) Diluted loss per ADS ($0.64) ($0.38) ($0.41) Weighted average number of ADS used for computing: — Basic 23,904,935 23,797,256 23,697,182 — Diluted 23,904,935 23,797,256 23,697,182 (1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION At March 31, At Dec 31, (in thousands of US$) 2020 2019 (1) ASSETS Non-current assets Property, plant and equipment $ 9,066 $ 8,858 Intangible assets 20,462 16,696 Deposits and other receivables 437 401 Other non-current financial assets 327 335 Total non-current assets 30,292 26,290 Current assets Inventories 6,146 6,664 Trade receivables 8,775 8,390 Contract assets 1,051 1,587 Prepaid expenses and other receivables 6,822 2,556 Recoverable value added tax 871 598 Research tax credit receivable 3,817 3,132 Cash and cash equivalents 5,137 14,098 Total current assets 32,619 37,025 Total assets $ 62,911 $ 63,315 EQUITY AND LIABILITIES Equity Issued capital, euro 0.02 nominal value, 95,784,174 shares authorized, issued and outstanding at March 31, 2020 (95,587,146 shares at December 31, 2019) $ 2,407 $ 2,403 Share premium 233,743 233,720 Other capital reserves 39,866 43,656 Accumulated deficit (324,002) (308,733) Other components of equity (876) (607) Total equity (48,862) (29,561) Non-current liabilities Government grant advances and loans 6,234 6,150 Venture debt 5,722 7,071 Convertible debt 30,858 23,342 Lease liabilities 3,408 3,204 Trade payables 2,080 1,139 Provisions 1,969 1,905 Deferred tax liabilities 18 429 Contract liabilities 9,604 11,572 Total non-current liabilities 70,780 54,812 Current liabilities Trade payables 12,244 8,834 Interest-bearing receivables financing 6,572 4,068 Venture Debt 5,585 5,109 Convertible debt — 7,329 Lease liabilities 778 900 Government grant advances and loans 1,553 1,472 Contract liabilities 6,154 5,812 Other current liabilities 8,107 4,540 Total current liabilities 40,993 38,064 Total equity and liabilities $ 62,911 $ 63,315 (1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW Three months ended March 31, (in thousands of US$) 2020 2019 (1) Operating activities Loss before income taxes $ (14,826) $ (9,626) Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities Depreciation and impairment of property, plant and equipment 1,015 1,262 Amortization and impairment of intangible assets 1,180 1,078 Share-based payment expense 667 488 Increase (decrease) in provisions 52 (21) Interest expense, net 3,491 1,976 Change in the fair value of convertible debt embedded derivative 5,621 — Convertible debt amendment (1,399) — Foreign exchange loss (gain) (545) (425) Loss on disposal of property, plant and equipment — (32) Bad debt expense 18 — Working capital adjustments Decrease (Increase) in trade receivables and other receivables (1,669) 3,550 Decrease in inventories 518 604 Increase in research tax credit receivable (490) (597) Increase (Decrease) in trade payables and other liabilities 1,402 (2,478) Decrease in contract liabilities (2,574) (317) Decrease in government grant advances (110) (99) Income tax paid (76) 13 Net cash flow provided by (used in) operating activities (7,725) (4,624) Investing activities Purchase of intangible assets and property, plant and equipment (943) (585) Capitalized development expenditures (1,431) (1,080) Sale (purchase) of financial assets (28) 12 Interest received 19 3 Net cash flow used in investments activities (2,383) (1,650) Financing activities Proceeds from issue of warrants, exercise of stock options/warrants 27 — Proceeds from issuing of warrants, net of transaction costs paid — 8,350 Proceeds (Repayment of) from interest-bearing receivables financing 2,504 (6,634) Proceeds from interest-bearing research project financing 405 1,126 Payment of lease liabilities (439) (727) Repayment of venture debt (811) — Interest paid (537) (373) Net cash flows from financing activities 1,149 1,742 Net increase (decrease) in cash and cash equivalents (8,959) (4,532) Net foreign exchange difference (2) 1 Cash and cash equivalent at January 1 14,098 12,086 Cash and cash equivalents at end of the period $ 5,137 $ 7,555 (1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)		Three months ended				
		March 31, 2020		Dec 31, 2019 (3)		March 31, 2019 (3)
Net IFRS loss as reported	**$**	**(15,269)**	**$**	**(9,152)**	**$**	**(9,609)**
Add back						
Non-cash stock-based compensation expense according to IFRS 2 (1)		667		517		488
Non-cash interest on convertible debt and other financing (2)		1,294		1,265		872
Non-cash change in the fair value of convertible debt embedded derivative		5,621		—		—
Non-cash impact of convertible debt amendment		(1,399)		—		—
Non-cash impact of deferred tax income (loss)		398		(489)		(76)
	$	**(8,688)**	**$**	**(7,859)**	**$**	**(8,325)**
*IFRS basic loss per ADS as reported **		*($0.64)*		*($0.38)*		*($0.41)*
Add back						
Non-cash stock-based compensation expense according to IFRS 2 (1)		*$0.03*		*$0.02*		*$0.02*
Non-cash interest on convertible debt and other financing (2)		*$0.05*		*$0.05*		*$0.04*
Non-cash Change in the fair value of convertible debt embedded derivative		*$0.24*		*$0.00*		*$0.00*
Non-cash impact of convertible debt amendment		*($0.06)*		*$0.00*		*$0.00*
Non-cash impact of deferred tax income (loss)		*$0.02*		*($0.02)*		*$0.00*
*Non-IFRS basic loss per ADS **		*($0.36)*		*($0.33)*		*($0.35)*
*IFRS diluted loss per ADS**		*($0.64)*		*($0.38)*		*($0.41)*
Add back						
Non-cash stock-based compensation expense according to IFRS 2 (1)		*$0.03*		*$0.02*		*$0.02*
Non-cash interest on convertible debt and other financing (2)		*$0.05*		*$0.05*		*$0.04*
Non-cash change in the fair value of convertible debt embedded derivative		*$0.24*		*$0.00*		*$0.00*
Non-cash impact of convertible debt amendment		*($0.06)*		*$0.00*		*$0.00*
Non-cash impact of deferred tax income (loss)		*$0.02*		*($0.02)*		*$0.00*
*Non-IFRS diluted loss per ADS **		*($0.36)*		*($0.33)*		*($0.35)*

(1) Included in the IFRS loss as follows:						
Cost of product revenue	$	5	$	4	$	2
Research and development		272		136		140
Sales and marketing		124		100		68
General and administrative		266		277		278

(2) Related to the difference between contractual and effective interest rates

(3) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F